

RECEIVED

2005 APR 25 P 12:57

GRUPO MODELO, S.A. DE C.V.

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 19, 2005.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman



SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.



Name: Margarita Hugues Vélez
Title: General Counsel



Enclosure[s] : Notice to Shareholders

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx


GRUPO MODELO S.A. DE C.V.
MEXICO

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, April 18th, 2005. Grupo Modelo´s Stockholders' Meeting declared today a dividend of $3,414,347,613.60 Mexican pesos, which corresponds to $1.05 pesos per share to each of the 3,251'759,632 outstanding shares. The amount of the dividend increased 18% in real terms compared to the previous year and the payout ratio reached 55%.

The dividend will be paid in April 25, 2005.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.5% total market share (including domestic and export markets) as of December 31, 2004. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

Eduardo Zamarripa (5255) 5283-3600 x.2860
Begoña Orgambide (5255) 5283-3600 x.2874 Fax (52) 5280-6718

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com


MODELO S.A. DE C.V.
GRUPO
MEXICO

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Carlos Fernandez Is Appointed Chairman Of The Board

Mexico, City, April 18, 2005. The annual General Ordinary Stockholders Meeting of Grupo Modelo, —Mexico's leading company in the brewing, distribution and export of beer—approved today the appointment of Mr. Carlos Fernandez as Chairman of the Board, replacing Mr. Antonino Fernandez, who was appointed Honorary Life Chairman and continues being a Board member.

Carlos Fernandez joined Grupo Modelo in 1983 and since then has held different positions within the organization. In 1997 was named CEO, position which continues holding along with his designation as Chairman of the Board. Additionally, he is member of the Board of Grupo Financiero Santander Serfin and Grupo Televisa in Mexico, and at Anheuser-Busch Inc. and Emmerson Electric, Co. in the US.

Furthermore, the General Ordinary Stockholders Meeting named Alfonso de Angoitia and Claus Von Wobeser as independent Board members.

Alfonso de Angoitia is Executive Vice-President and Chairman of the Finance Committee of Grupo Televisa, the world's leading Spanish-language communications company. Moreover, has been member of the Board of Directors and of the Executive Committee of Televisa since 1997. From 1999 to 2003 was the Chief Financial Officer of such company.

Claus Von Wobesser is a partner in the law firm VWyS Von Wobewser y Sierra, S.C., is a lawyer and doctor of law (Paris University). He is member of the Board of Directors and Executive Committee of the Mexican Chapter of the International Chamber of Commerce and President of the Arbitration Commission of the same.

Finally, the shareholders approved a dividend payment of $1.05 pesos per share, a record figure in comparable basis. This amount will be paid in one exhibition on April 25 of this year.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.5% total market share (including domestic and export markets) as of December 31, 2004. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Contact

Eduardo Zamarripa (5255) 5283-3600 x.2860
Begoña Orgambide (5255) 5283-3600 x.2874
Fax: (5255) 5280-6718

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com